Exhibit 4.12

COMMITMENT LINE AGREEMENT

Micware Co., Ltd. (hereinafter referred to as “Borrower”) and Sumitomo Mitsui Banking Corporation (hereinafter referred to as “Lender”) hereby agree, in addition to the provisions of the “Bank Transaction Agreement” separately agreed between the Borrower and Lender, to the following terms and conditions, and have entered into this Commitment Line Agreement (hereinafter referred to as “this Agreement”) as of October 31, 2025.

Article 1 (Definitions)

The following terms shall have the meanings set forth below in this Agreement.

1	“Business Day”	Any day other than a bank holiday in Japan.

2	“Each Loan”	A loan executed (or to be executed) based on a single loan application submitted by the Borrower pursuant to Article 3. The funds lent (or to be lent) under each loan are referred to as “each loan amount.”

3	“Outstanding Amount of Each Loan”	All amounts the Borrower is obligated to pay for each loan under this Agreement, including principal, interest, default interest, settlement amount, and any other amounts.

4	“Loan Application”	An application submitted or sent by facsimile by the Borrower to the Lender in the format of the attached separate form.

5	“Refinanced Old Loan”	An already-executed loan whose maturity date is the desired execution date of a refinancing new loan.

6	“Refinancing New Loan”	A loan whose desired execution date is the maturity date of an already-executed loan.

7	“Commitment Amount”	The amount of the lending facility authorized by the Lender to the Borrower under this Agreement.

8	“Desired Execution Date”	A business day within the commitment period specified by the Borrower in the loan application as the desired date for execution of each loan.

9	“Execution Date”	The date on which each loan is executed.

10	“Payment Date”	For principal and interest of each loan: the maturity date; for commitment fees: the date stipulated in Article 2-1; for other amounts: the date determined as the payment date under this Agreement.

11	“Settlement Amount”	(i) If principal of a loan is repaid or offset before maturity, (ii) if the Borrower cancels the loan agreement after application but before execution pursuant to Article 587-2, Paragraph 2, Item 2 of the Civil Code, (iii) if each loan is not executed because some or all of the preconditions for the lending obligation are not met, or (iv) if the reinvestment rate falls below the applicable rate when the Borrower loses the benefit of the term—the amount to be settled, calculated by multiplying the difference between the reinvestment rate and the applicable rate by the settlement principal and the number of remaining days. (Reinvestment rate means the rate reasonably determined by the Lender as the rate at which the settlement principal could be reinvested for the remaining period in the Tokyo Interbank Market, etc.)

12	“Laws and Regulations”	Laws, statutes, ordinances, government orders, ministerial ordinances, rules, public notices, court decisions, arbitration awards, notices, operational guidelines, administrative guidance, and relevant authority policies applicable to this Agreement, transactions based thereon, or parties hereto.

13	“Unused Commitment Amount”	The Commitment Amount less the aggregate outstanding principal of each loan at any given time under this Agreement.

Article 2-1 (Key Commitment Terms)

(1)	Lending Obligation

The Lender, in accordance with the terms of this Agreement, shall be obligated to execute each loan to the Borrower during the commitment period upon the Borrower’s application, and in consideration of such lending obligation, the Borrower shall pay a commitment fee to the Lender.

Commitment Start Date	October 31, 2025
Commitment Period	From the Commitment Start Date (inclusive) to the Commitment Period Expiration Date (inclusive).
Commitment Period Expiration Date	October 31, 2026
Commitment Amount	JPY 2,500,000,000
Commitment Fee Rate	0.2% per annum (365-day basis)
Commitment Fee Calculation Method

(1) Payment of Commitment Fee: Payable 2 business days after the end of each calculation period. (2) Calculation Method: The Borrower shall pay the Lender the sum of the daily unused commitment amounts during the calculation period multiplied by the commitment fee rate, divided by the base number of days (fractions below JPY 1 rounded down). If the commitment period ends before the Commitment Period Expiration Date pursuant to Article 6 or Article 10, the Borrower shall pay the commitment fee accrued up to the date of termination within 2 business days of the end of such calculation period, and no further commitment fees shall be required. (3) Calculation Periods: As shown in the table below (both start and end dates inclusive).

	Calculation Period Start Date	Calculation Period End Date
1st Period	Commitment Start Date	January 31, 2026
2nd Period	Day after 1st Period End Date	April 30, 2026
3rd Period	Day after 2nd Period End Date	July 31, 2026
4th Period	Day after 3rd Period End Date	Commitment Period Expiration Date

(2)	Each Loan

The Borrower may apply for the execution of each loan on the following terms in accordance with this Agreement.

Application Deadline	By 10:00 AM, 3 business days prior to the desired execution date
Minimum Loan Unit	JPY 10,000,000 or more, in increments of JPY 1
Currency	Japanese Yen
Repayment Method	Lump-sum repayment of principal on the maturity date of each loan
Early Repayment	As separately stipulated in this Agreement
Base Rate

The annual rate reasonably determined by the Lender as the offered rate for interbank yen lending in the Tokyo Interbank Market for the period corresponding to each loan, 2 business days prior to the desired execution date.

Purpose of Funds	Working capital
Spread	0.6% per annum
Applicable Rate	Base Rate plus Spread
Maturity Date

1 month, 3 months, or 6 months after the desired execution date (if the desired execution date is the last business day of a month, either the corresponding date or the last business day of the relevant period, as selected by the Borrower; if no corresponding date exists in that month, the last business day of that month).

Interest Calculation Method	Calculated on actual days from Execution Date to (but not including) Maturity Date, on a 365-day basis. Calculated at the end; fractions below JPY 1 are rounded down.
Interest Payment Method	Lump-sum payment on the maturity date of each loan
Holiday Treatment

If the maturity date falls on a non-business day, the next business day becomes the maturity date; however, if that next business day falls in the following month, the immediately preceding business day becomes the maturity date.

(3)	Other

Settlement Account: The following account held by the Borrower with the Lender.

Branch: [****] / Account Type: [****]/ Account Number: [****]

Article 2-2 (Preconditions for Lending Obligation)

The preconditions for the lending obligation are as follows:

(1)	The loan amount shall not exceed the unused commitment amount.

(2)	The commitment period has not expired.

(3)	The Lender’s lending obligation under Article 2-1 has not been excused pursuant to Article 7.

(4)	All representations in Article 9 are true and accurate.

(5)	None of the events listed in Article 5, Paragraph 1 or 2 of the Bank Transaction Agreement have occurred or are likely to occur on or after the desired execution date.

(6)	The Borrower is not in breach of any provision of this Agreement, and no such breach is likely to occur on or after the desired execution date.

(7)	The loan agreement relating to each loan applied for has not been cancelled pursuant to Article 587-2, Paragraph 2, Item 2 of the Civil Code.

Article 3 (Provisions Regarding Execution of Each Loan)

(1)	When the Borrower wishes to execute a loan, the Borrower shall submit a loan application signed or sealed in advance with the Lender, or transmit it by facsimile, by the application deadline.

(2)	A loan application becomes effective when the Lender receives or confirms receipt. Once received or confirmed, the Borrower may not cancel, rescind, or modify the application or the related loan agreement, except as permitted by law. If the Lender executes a loan in response to such application, the Borrower shall be obligated to repay the loan obligations as legally enforceable debts.

(3)	When submitting loan applications by facsimile: (i) the Borrower shall allow inspection of the original or provide a certified copy at the Lender’s reasonable request during normal business hours; (ii) the Borrower shall retain the original with due care as long as any obligations remain outstanding; (iii) the Borrower shall promptly confirm receipt by telephone after transmission; (iv) the Borrower shall promptly respond to any inquiry from the Lender regarding the application; (v) if the Lender’s received copy differs from the Borrower’s retained original, the Borrower’s obligations shall be governed by the received copy.

(4)	The Lender shall execute each loan by depositing the loan amount into the settlement account on the desired execution date only if all preconditions are satisfied. For refinancing loans, the Lender shall offset the outstanding principal of the old loan against the new loan amount.

(5)	The Borrower shall bear all losses, costs, and damages incurred by the Lender in cases where: (i) the Borrower fails to fulfill the confirmation obligation under Paragraph 3(3); (ii) the received facsimile differs from the retained original; or (iii) the application was made using forged or altered documents.

(6)	The Borrower and Lender confirm that no receipt needs to be created even when a loan is executed.

(7)	If the Lender does not execute a loan due to unmet preconditions, the Borrower shall pay a settlement amount. This does not apply if failure to execute constitutes a breach of the Lender’s lending obligation.

(8)	If the Borrower cancels the loan agreement before execution pursuant to Article 587-2, Paragraph 2 of the Civil Code, the Borrower shall notify the Lender in writing and pay a settlement amount.

(9)	In the cases above, the Lender shall notify the Borrower of the settlement amount within 3 business days of the calculation start date, and the Borrower shall pay it within 4 business days of that date.

Article 4 (Early Repayment)

(1)	The Borrower may repay all or part of the principal of each loan before its maturity date (“Early Repayment”) only with the prior written consent of the Lender.

(2)	When making an early repayment, the Borrower shall pay, in addition to the early repayment amount, interest accrued from the execution date to (but not including) the early repayment date, in a lump sum on the early repayment date.

(3)	In addition, the Borrower shall pay a settlement amount together with the early repayment amount and accrued interest on the early repayment date.

Article 5 (Payments by the Borrower)

(1)	Payments by the Borrower under this Agreement shall be made by direct debit from the settlement account on each payment date, without requiring the issuance of a check, bankbook, or withdrawal request.

(2)	If the Borrower fails to meet a payment obligation, the Lender may debit the unpaid amount and default interest from the settlement account at a later date.

(3)	The Borrower shall not object if, when making such payment, the settlement account balance is insufficient to cover the full repayment and interest, and such amounts are treated as unpaid.

Article 6 (Changes in Laws and Other Conditions)

(1)	If changes in laws, regulations, or accounting standards significantly increase the Lender’s costs of maintaining this Agreement and fulfilling its obligations (excluding increases due to changes in the Lender’s income tax rates), the Lender may request consultations regarding continuation or amendment of this Agreement. If no agreement is reached within 15 business days of commencing consultations, the commitment period shall end at that time.

(2)	Even if the commitment period ends under this article, already-executed loans shall be repaid at their respective maturity dates (unless the Borrower has lost the benefit of the term). This Agreement shall remain in effect to the extent necessary until all obligations are fulfilled.

Article 7 (Lender’s Exemption from Liability)

(1)	If a situation arises making it impossible for the Lender to execute loans due to reasons beyond the Lender’s control—such as inability of banks to generally conduct yen lending in the Tokyo Interbank Market, natural disasters, wars, disruptions to electricity, communications, or settlement systems, or other force majeure events (“Inability to Lend”)—the Lender shall promptly notify the Borrower in writing.

(2)	Once the Inability to Lend is resolved, the Lender shall promptly notify the Borrower in writing.

(3)	During the period from notification under Paragraph 1 to notification under Paragraph 2 (“Exemption Period”), the Lender shall be exempt from its lending obligations, and any pending loan applications during this period shall be void. The Borrower shall not be required to pay commitment fees during the Exemption Period.

Article 8 (Obligations of the Borrower)

The Borrower undertakes to fulfill the following obligations at its own expense from the date of this Agreement, and such obligations shall remain in effect regardless of whether the commitment period has ended, until all obligations owed to the Lender are discharged.

(1)	Promptly provide copies of financial reports (balance sheets, income statements, statements of changes in equity, individual notes, and business reports, collectively “Reports”) when prepared, and in any event within 3 months of the fiscal year end.

(2)	Promptly notify the Lender in writing if any event listed in Article 5, Paragraph 1 or 2 of the Bank Transaction Agreement occurs or is likely to occur.

(3)	Upon reasonable request by the Lender, promptly notify and provide inspection access regarding the financial condition, management, and business of the Borrower and its subsidiaries and affiliates.

(4)	Immediately notify the Lender in writing if any material adverse change occurs or is likely to occur in the business of the Borrower or its subsidiaries or affiliates.

(5)	Immediately notify the Lender in writing if any representation in Article 9 becomes or is likely to become false.

(6)	Comply with the following covenants and immediately notify the Lender in writing if a breach occurs or is likely to occur:

(i)	Net Assets Maintenance Covenant: The Borrower shall maintain the total net assets on the consolidated balance sheet as of the end of each fiscal year from February 2026 onwards at no less than 75% of the net assets as of February 2025, or 75% of the most recent fiscal year-end net assets, whichever is higher.

(ii)	Profit Level Maintenance Covenant: The Borrower shall not incur ordinary losses for two consecutive periods on the consolidated income statement from the fiscal year ending February 2025 onwards.

Article 9 (Representations and Warranties of the Borrower)

The Borrower represents and warrants to the Lender that the following matters are true and accurate as of the date of this Agreement and the execution date of each loan (with respect to item (4), as of the time Reports are submitted to the Lender). If any representation is found to be untrue or inaccurate, the Borrower shall immediately notify the Lender in writing and bear all resulting losses, costs, and damages. These representations shall survive the termination of this Agreement until all obligations are discharged.

(1)	Execution and performance of this Agreement does not (i) conflict with any other contractual obligation of the Borrower, or (ii) violate any law applicable to the Borrower or its assets.

(2)	The Borrower has full legal capacity to undertake all obligations under this Agreement and to comply with its terms, and this Agreement validly binds the Borrower.

(3)	The Borrower is a corporation duly incorporated and validly existing under Japanese law, and all internal approval procedures necessary for execution and performance of this Agreement have been lawfully completed.

(4)	The Reports are complete and accurate in accordance with generally accepted accounting principles in Japan.

(5)	The Borrower is a corporation with capital of JPY 480,000,000 as of the date of this Agreement and satisfies the requirements of Article 2 of the Act on Special Measures for Commitment Line Agreements.

(6)	There are no pending or threatened lawsuits, disputes, or administrative actions that would materially affect the Borrower’s obligations under this Agreement.

(7)	None of the events listed in Article 5, Paragraph 1 or 2 of the Bank Transaction Agreement have occurred or are likely to occur.

Article 10 (Termination of Commitment Period)

(1)	The commitment period shall automatically terminate upon occurrence of any of the following:

(i)	The commitment period expires.

(ii)	The Borrower loses the benefit of the term with respect to obligations under this Agreement.

(2)	The Borrower may terminate the commitment period at any time by providing written notice to the Lender. The termination date shall be a business day at least 10 business days after the date of such notice.

(3)	Even if the commitment period terminates under this article, the principal and interest of outstanding loans shall be repaid on the respective maturity dates of each loan, unless the Borrower has lost the benefit of the term.

(4)	Notwithstanding termination of the commitment period, this Agreement shall remain in effect and binding on the Borrower and Lender until all obligations owed to the Lender are discharged.

Article 11 (General Provisions)

(1)	Amendment: This Agreement may not be amended except by written agreement between the Borrower and the Lender.

(2)	Assignment: (i) Neither the Borrower nor the Lender may assign or transfer any or all of their rights and obligations under this Agreement to a third party without prior written consent of the other party. (ii) Notwithstanding the above, the Lender may assign loan claims provided that the assignee agrees to be bound by the terms of this Agreement, and the Borrower hereby consents thereto in advance. (iii) This Agreement shall be binding on successors and assignees of both parties.

(3)	Losses and Expenses: The Borrower shall bear all losses, costs, and damages incurred by the Lender due to the Borrower’s failure to perform obligations or breach of any provision of this Agreement.

(4)	Governing Law: This Agreement shall be governed by the laws of Japan.

(5)	Relationship with Bank Transaction Agreement: In the event of any conflict between the Bank Transaction Agreement and this Agreement, this Agreement shall prevail. For matters not expressly provided in this Agreement, the Bank Transaction Agreement shall apply.

As evidence of the conclusion of this Agreement, two originals have been prepared, with each of the Borrower and Lender retaining one original with their signatures and seals affixed.

October 31, 2025

Borrower: Micware Co., Ltd.

〒650-0035 59 Nanikamachi, Chuo-ku, Kobe, Hyogo

Micware Co., Ltd.

Representative Director: Kenji Narushima

Lender: Sumitomo Mitsui Banking Corporation

56 Nanikamachi, Chuo-ku, Kobe, Hyogo

Sumitomo Mitsui Banking Corporation

Kobe Business Division, Division Manager: Koji Yamada

Annex

To:	Sumitomo Mitsui Banking Corporation

LOAN APPLICATION

Pursuant to Article 3 of the Commitment Line Agreement dated October 31, 2025 (Commitment Amount: JPY 2.5 billion) concluded between us (the “Agreement”; terms used herein have the meanings defined in the Agreement), we hereby apply for execution of each loan as set forth below. We hereby confirm that, as of the date of this application and as of the desired execution date indicated below, all conditions in Article 2-2 of the Agreement are satisfied, all obligations in Article 8 are being fulfilled, and all representations in Article 9 are true and accurate, and agree to bear all losses, costs, and damages incurred by you if such confirmation proves to be untrue.

Amount	JPY ____________
Desired Execution Date	20____/____/____( )
Maturity Date	20____/____/____( )
Purpose of Funds	Working capital

Annex - 1